Exhibit 99.1

Enthusiast Gaming Continues to Strengthen Balance Sheet Through C$6.8 Million Sale of Select Legacy Assets

Sale Proceeds Represent ~4.5x Multiple to Associated Revenue

LOS ANGELES, Sept. 29, 2022 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX; TSX:EGLX), an integrated gaming entertainment company, today announced the sale of certain video game editorial websites (the “Website Assets”) for a purchase price of approximately C$6.8 million, representing a multiple of approximately 4.5x associated revenue.

Between the sale and the Company’s expanded credit facility announced on September 19, 2022, the Company has bolstered its balance sheet with over C$16.8 million of non-dilutive capital in recent weeks while reducing operating costs in the business.

“The future of gaming content is video, streaming and interactive content with cross-platform viewership capabilities. These high-growth, high-margin segments have been the core drivers in our reaching over 40 billion views annually and expanding our gross margins to over 30%,” commented Adrian Montgomery, Chief Executive Officer of Enthusiast Gaming. “The sale of these legacy assets will allow us to focus our resources on these core business capabilities as we continue to develop proprietary, product-based media and entertainment offerings that address these markets, such as our Addicting Games platform, EV.IO, Gamers Greatest Talent, Luminosity Gaming, our U.GG desktop app with now over a million downloads, and our first-of-its-kind collaboration with the NFL in NFL Tuesday Night Gaming. Moreover, by securing this sale at strong multiples, we have further strengthened our balance sheet while simultaneously reducing operational costs, giving us ample runway to get to profitability, which we remain on pace for in the near-term.”

“As our gaming communities have evolved in terms of their preferred mediums for gaming content, our advertising partners have taken notice,” added Bill Karamouzis, President of Enthusiast Gaming. “Video, streaming and interactive content routinely drive our highest CPM yields and margin growth as advertisers look to take advantage of our proprietary communities, platforms and applications and their data-rich capabilities to drive engagement with our audiences. By focusing our asset portfolio on these core segments, we are well-positioned to use the resources gained from this sale to give both our audiences and our advertising partners more of what they want.”

Among the Website Assets included as part of the sale are Destructoid.com, Siliconera.com, Upcomer.com, PCInvasion.com, Operationsports.com and EscapistMagazine.com, together with their respective social media handles and the Company’s rights to certain legacy domains and related content such as NintendoEnthusiast.com.

About Enthusiast Gaming

Enthusiast Gaming is an integrated gaming entertainment company, building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars: Communities, Content, Creators, and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

Contacts

Enthusiast Gaming Investor Relations:

Eric Bernofsky, Chief Corporate Officer

investor@enthusiastgaming.com

Forward-Looking Statements

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding future gaming content consumption patterns, the impact and potential use of the proceeds from the sale of the Website Assets, and the Company’s future financial performance and strategic objectives.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and gaming media industry; the Company’s growth plan, and judgment applied in the application of the Company’s accounting policies and in the preparation of financial statements in accordance with applicable financial reporting standards. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risks, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the exchange) accepts responsibility for the adequacy or accuracy of this release.